UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(Cusip Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(Cusip Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*
*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On March 8, 2016, CNAC Saturn (NL) B.V., a private company with limited liability (Besloten Vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), has published the prospectus (the “Swiss Offer Prospectus”) for its offer (the “Swiss Offer”) to purchase up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), from all holders of Common Shares, wherever located, subject to certain restrictions, in accordance with the tender offer rules of Switzerland. The Swiss Offer is part of the offer previously announced by ChemChina on February 3, 2016 to purchase all outstanding Common Shares and American Depositary Shares of Syngenta, issued by The Bank of New York Mellon acting as depositary (collectively the “ADSs” and each an “ADS”), each representing one-fifth (1/5) of a Common Share, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS.

Purchaser will also be making an offer (the “U.S. Offer” and collectively with the Swiss Offer, the “Offers”) to purchase up to 100% of the publicly held Common Shares held by residents in the United States, including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”), and up to 100% of the outstanding ADSs from all holders, wherever located. The Offers are expected to commence on March 23, 2016.

ChemChina and Purchaser (collectively, the “Offeror”) are expected to file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and other documents relating to the U.S. Offer on March 23, 2016 upon commencement of the U.S. Offer, which will be available on the SEC’s website at www.sec.gov.

This filing relates solely to preliminary communications made before the commencement of the U.S. Offer.

Important Additional Information

The U.S. Offer has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Syngenta’s securities. At the time the U.S. Offer is commenced, shareholders of Syngenta are urged to read the offer documents which are or will be available at http://www.chemchina.com/press/. U.S. Holders of Common Shares and holders of ADSs, in each case who wish to participate in the U.S. Offer, are urged to carefully review the Tender Offer Statement on Schedule TO and other documents relating to the U.S. Offer that will be filed by the Offeror with the SEC because these documents will contain important information relating to the U.S. Offer. U.S. Holders of Common Shares and holders of ADSs, in each case who wish to participate in the U.S. Offer, are also urged to read the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed with the SEC by Syngenta relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Syngenta and the Offeror with the SEC, at the SEC’s website at www.sec.gov. YOU SHOULD READ THE SCHEDULE TO AND SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

The Offers will not be made, directly or indirectly, in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require ChemChina or any of its subsidiaries to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer. It is not intended to extend the Offers to any such country or jurisdiction. Documents relating to the Offers must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction. Any such documents must not be used for the purpose of soliciting the purchase of any securities of Syngenta by any person or entity resident or incorporated in any such country or jurisdiction.

Cautionary Statements Regarding Forward-Looking Statements

This filing may contain certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of Syngenta and ChemChina and their affiliates following completion of the transaction mentioned therein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases that state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Many risks, uncertainties and other factors, which are often times beyond our control, could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Syngenta’s reports filed with the SEC and those identified elsewhere in this filing, risks relating to the completion of the proposed transaction on anticipated terms and timing, including receiving sufficient acceptances from holders of Common Shares and ADSs in the Offers, satisfaction of all conditions to the Offers, obtaining regulatory approvals, and potential disruptions from the proposed transaction to Syngenta’s or ChemChina’s business. ChemChina and Syngenta cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. ChemChina and Syngenta disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of ChemChina or Syngenta or any of their affiliates, following completion of the proposed transaction. Please consult any further disclosures Syngenta and ChemChina make on related subjects in reports to the SEC.

EXHIBIT INDEX

Index No.	Description

(a)(1)(i)	Press Release, dated March 8, 2016.

(a)(1)(ii)	Swiss Offer Prospectus, dated March 8, 2016.

(a)(1)(iii)	Fairness Opinion by N+1 Swiss Capital AG, dated March 4, 2016.